SOUTH TEXAS OIL COMPANY
   900 NE Loop 410, Suite E-121
   San Antonio, TX 78209
   Tel: (210) 568-9760
   Fax: (210) 568-9761
   MAILING ADDRESS:
   P.O. Box 531431
   Henderson, NV 89053-1431

____________________________________________________________________________

       November 2, 2005

       Ms. Melinda Kramer
       Attorney-Advisor
       Division of Corporate Finance
       Securities and Exchange Commission
       Division of Corporate Finance
       100 F Street, NE
       Washington, DC 20549

       Re: South Texas Oil Company
           Form SB-2A
           File No. 333-127482

       Via Fax: 202-772-9202

       Dear Ms. Kramer

             Pursuant to Rule 461 of Regulation C under the Securities Act, South Texas Oil Company, respectfully requests that the effective date of the Form SB-2/A Registration Statement referred to above, to be qualified on November 7, 2005, at 5:00 PM EST or as soon as possible thereafter.

           South Texas Oil Company acknowledges that:

         -	Should  the  commission  or  the  staff,  acting   pursuant  to
            delegated authority, declare the filing effective, it does not foreclose the commission from taking any action with respect to the filing;

         -	The action of the Commission or the staff, acting  pursuant  to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         -	The company may not assert staff  comments and  the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

       Regards

       /s/ Murray Conradie
       _____________________
       Murray Conradie
       President/CEO
       South Texas Oil Company